SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Imation Corp.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

45245A107
(CUSIP Number)

Eleazer Klein Marc Weingarten Schulte Roth & Zabel LLP 919 Third Avenue New York, New York 10022 (212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 14, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 11 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88165U109	SCHEDULE 13D	Page 2 of 11

1	NAME OF REPORTING PERSONS Clinton Group, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,164,091 shares of Common Stock
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,164,091 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,164,091 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.1%
14	TYPE OF REPORTING PERSON CO; IA

CUSIP No. 88165U109	SCHEDULE 13D	Page 3 of 11

1	NAME OF REPORTING PERSONS George Hall
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 465,296 shares of Common Stock
	8	SHARED VOTING POWER 1,164,091 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 465,296 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 1,164,091 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,629,387 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.4%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 88165U109	SCHEDULE 13D	Page 4 of 11

1	NAME OF REPORTING PERSONS Joseph A. De Perio
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 252,620 shares of Common Stock
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 252,620 shares of Common Stock
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 252,620 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 88165U109	SCHEDULE 13D	Page 5 of 11

Item 1.	SECURITY AND ISSUER

This statement on Schedule 13D (this "Schedule 13D") relates to the common stock, par value $0.01 per share (the "Common Stock"), of Imation Corp., a Delaware corporation (the "Issuer"). The address of the Issuer's principal executive office is 1099 Helmo Ave. N., Suite 250, Oakdale, Minnesota 55128.

Item 2.	IDENTITY AND BACKGROUND

(a) This Schedule 13D is filed by:

(i) Clinton Group, Inc., a Delaware corporation ("CGI"), which serves as the investment manager to various funds and accounts, including, without limitation, Clinton Special Opportunities Master Fund Ltd., a Cayman Islands exempted company ("CSO"), and owns all of the outstanding equity in Clinton Union League LLC, a Delaware limited liability company ("CUL"), which serves as the investment manager to various funds and accounts, including, without limitation, Clinton Relational Opportunity Master Fund, L.P., a Cayman Islands limited partnership ("CREL" and together with CGI and any other funds and accounts to which CGI and/or CUL serves as investment manager, the "Clinton Funds"), with respect to the shares of Common Stock held by the Clinton Funds;

(ii) George E. Hall, a United States citizen ("Mr. Hall" and together with CGI, the "Clinton Reporting Persons"), who serves as Chief Executive Officer of CGI and who indirectly owns GEH Capital, Inc., a Delaware corporation ("GEHC" and together with the Clinton Funds, the "Funds"), with respect to the shares of Common Stock held by the Funds; and

(iii) Joseph A. De Perio, a United States citizen ("Mr. De Perio" and together with the Clinton Reporting Persons, the "Reporting Persons"), an employee of CGI and Non-Executive Chairman of the Issuer's Board of Director, with respect to the shares of Common Stock held by him.

(b) The principal business address of the Reporting Persons is 510 Madison Avenue, 9th Floor, New York, New York 10022.

(c) The principal business of CGI is to provide investment management services to private individuals and institutions. The principal business of Mr. Hall is to serve as Chief Executive Officer of CGI. The principal business of Mr. De Perio is to serve as the Non-Executive Chairman of the Issuer's Board of Director and as Senior Portfolio Manager at CGI.

(d) None of the Reporting Persons or persons listed on Schedule A has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

CUSIP No. 88165U109	SCHEDULE 13D	Page 6 of 11

(e) None of the Reporting Persons or persons listed on Schedule A has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) CGI is a Delaware corporation. Each of Mr. Hall and Mr. De Perio is a citizen of the United States.

The name, citizenship, present principal occupation or employment and business address of each director and executive officer or general partner, as applicable, of CGI is set forth in Schedule A attached hereto. To the best of the Reporting Persons' knowledge, except as set forth in this statement on Schedule 13D, none of such individuals owns any shares of Common Stock.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Reporting Persons used approximately $4,481,000 (excluding brokerage commissions) in the aggregate to purchase the Common Stock reported in this Schedule 13D.

The source of the funds used to acquire the Common Stock reported herein held by the Funds is the working capital of the Funds, and margin borrowings described in the following sentence. Such shares of Common Stock are held by the Funds in commingled margin accounts, which may extend margin credit to the Funds from time to time, subject to applicable federal margin regulations, stock exchange rules and credit policies. In such instances, the positions held in the margin account are pledged as collateral security for the repayment of debit balances in the account. The margin accounts bear interest at a rate based upon the broker's call rate from time to time in effect. Because other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Common Stock reported herein held by the Funds.

The source of the funds used to acquire the Common Stock reported herein as held by Mr. De Perio is personal funds.

Item 4.	PURPOSE OF TRANSACTION

The Reporting Persons initially acquired beneficial ownership of the Common Stock of the Issuer for investment purposes because they believed the Issuer's Common Stock was undervalued and represented an attractive investment opportunity. In the Reporting Persons' view, the strong financial results and forward guidance reported by the Issuer this week reinforced such beliefs.

Mr. De Perio is a Senior Portfolio Manager at CGI and serves as the Non-Executive Chairman of the Issuer's Board of Directors since May 22, 2015.

While the Reporting Persons disclaim membership in a "group", within the meaning of Section 13(d) of the Exchange Act, the Clinton Reporting Persons may be deemed to be members of a "group", within the meaning of Section 13(d) of the Exchange Act, with Mr. De Perio.

CUSIP No. 88165U109	SCHEDULE 13D	Page 7 of 11

On November 22, 2016, CGI entered into a Subscription Agreement with the Issuer (the "Subscription Agreement") pursuant to which the Issuer agreed, subject to the satisfaction of certain conditions including the approval of its stockholders, to issue 12,500,000 shares of Common Stock, plus an additional 2,500,000 shares of Common Stock (collectively, the "Capacity Shares") at a subsequent closing date, if any, subject to the conditions described below, to CGI in exchange for CGI's agreement to provide certain investment capacity and services to North Stars Technologies LLC ("North Stars"), the Issuer's subsidiary and an investment adviser, in accordance with the terms and conditions of the Capacity and Services Agreement described below.

On the initial closing date of the transactions contemplated by the Subscription Agreement (the "Initial Closing Date"), CGI will enter into: (i) a Capacity and Services Agreement with the Issuer and North Stars (the "Capacity and Services Agreement") and (ii) a Registration Rights Agreement with the Issuer (the "Registration Rights Agreement") relating to the registration of the resale of the Capacity Shares.

The descriptions of the Subscription Agreement, the Capacity and Services Agreement and the Registration Rights Agreement are incorporated by reference to the descriptions thereof set forth in the Issuer's Current Report on Form 8-K filed with the SEC on November 22, 2016 (the "Form 8-K") and are further qualified in their entirety by reference to the actual agreements. A copy of the Subscription Agreement is filed as Exhibit 10.2 to Form 8-K, and the forms of the Capacity and Services Agreement and Registration Rights Agreement are attached as Exhibit A and Exhibit B, respectively, to the Subscription Agreement.

Except as set forth herein, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer's financial position and strategic direction, actions taken by the Board, price levels of the Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in discussions with other shareholders of the Issuer or other third parties about the Issuer and the Reporting Persons' investment (including potential business combinations or dispositions involving the Issuer or certain of its businesses); making recommendations or proposals to the Issuer concerning changes to the capitalization, ownership structure, Board structure (including the composition of the Board), potential business combinations or dispositions involving the Issuer or certain of its businesses; providing suggestions to the Issuer for improving its financial and/or operational performance, purchasing additional shares of Common Stock and/or other securities of the Issuer (collectively, "Securities"), disposing of any or all of their Securities, in the open market or otherwise, at any time and from time to time, and engaging in any hedging or similar transactions with respect to the Securities, including swaps and other derivative instruments. The Reporting Persons reserve the right to change their intention with respect to any and all matters referred to in this Item 4 of this Schedule 13D.

CUSIP No. 88165U109	SCHEDULE 13D	Page 8 of 11

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a) – (b) While the Reporting Persons disclaim membership in a "group", within the meaning of Section 13(d) of the Exchange Act, the Clinton Reporting Persons may be deemed to be members of a "group", within the meaning of Section 13(d) of the Exchange Act, with Mr. De Perio. The aggregate number and percentage of shares of Common Stock to which this Schedule 13D relates is 2,894,018 shares of Common Stock, constituting approximately 5.1% of the Issuer's currently outstanding Common Stock. The aggregate number and percentage of shares of Common Stock reported herein are based upon the 37,114,895 shares of Common Stock outstanding as of October 31, 2016, as reported in the Issuer's Quarterly Report on Form 10-Q for the period ended September 30, 2016, filed with the Securities and Exchange Commission on November 8, 2016.

The information required by Items 5(a) – (b) is set forth in rows 7 – 13 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

(c) Information concerning transactions in the Common Stock effected by the Reporting Persons during the past sixty days is set forth in Schedule B hereto and is incorporated herein by reference. Unless otherwise indicated, all of such transactions were effected in the open market.

(d) No person (other than the Reporting Persons, the Funds and CUL) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock reported herein.

(e) Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The Reporting Persons are parties to an agreement with respect to the joint filing of this Schedule 13D and any amendments thereto. A copy of such agreement is attached as Exhibit 4 to this Schedule 13D and is incorporated by reference herein.

The Issuer invested a portion of its excess cash from various of its subsidiaries in the Clinton Lighthouse Equity Strategies Fund (Offshore) Ltd. ("Clinton Lighthouse"). Clinton Lighthouse is managed by CGI. CGI agreed to waive its customary management fee and agreed to the receipt of any consideration pursuant to incentive compensation in the form of Common Stock at a value of $1.80 per share, subject to adjustment based on the volume weighted average price of the Common Stock.

CUSIP No. 88165U109	SCHEDULE 13D	Page 9 of 11

Other than as disclosed in this Item 6 and as disclosed elsewhere in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit	Description
1.	Subscription Agreement (incorporated by reference to Exhibit No. 10.2 to the Form 8-K).
2.	Capacity and Services Agreement (incorporated by reference to Exhibit A to Exhibit No. 10.2 to the Form 8-K).
3.	Registration Rights Agreement (incorporated by reference to Exhibit B to Exhibit No. 10.2 to the Form 8-K).
4.	Joint Filing Agreement, dated December 20, 2016.

CUSIP No. 88165U109	SCHEDULE 13D	Page 10 of 11

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 20, 2016

Clinton Group, Inc.

By:	/s/ George Hall
Name:	George Hall
Title:	President

/s/ George Hall
George Hall

/s/ Joseph A. De Perio
Joseph A. De Perio

SCHEDULE A

Directors and Executive Officers of Certain Reporting Persons

CLINTON GROUP INC.

The following sets forth the name, position and principal occupation of each director and executive officer of CGI. Each such person is a citizen of the United States of America. The business address of each director and executive officer is 510 Madison Ave., 9th Floor, New York, New York 10022.

Name	Position & Principal Occupation

George Hall	Director and President of CGI
Francis A. Ruchalski	Director and Chief Financial Officer of CGI
John L. Hall	Director of CGI
Hani Findakly	Director of CGI
William Lockyer	Director of CGI

SCHEDULE B

Transactions in the Issuer's Shares of Common Stock by the Reporting Persons

During the Past 60 Days

The following tables set forth all transactions in the shares of Common Stock effected during the past 60 days by the Reporting Persons. All such transactions were effected in the open market through brokers and the price per share does not include commissions.

CGI:

Trade Date	Shares Purchased (Sold)	Average Price Per Share	Range of Prices Per Share

11/28/2016	11,706	$0.793(1)	$0.765-$0.8
11/29/2016	100,000	$1.053(1)	$0.8395-$1.14
12/01/2016	34,821	$0.987(1)	$0.9562-$1.03
12/02/2016	55,000	$0.988(1)	$0.98-$0.99

Mr. De Perio:

Trade Date	Shares Purchased (Sold)	Average Price Per Share	Range of Prices Per Share

11/29/2016	115,000	$0.863(1)	$0.829-$0.90
12/14/2016	35,000	$0.987(1)	$0.98-$0.99

(1) This transaction was executed in multiple trades in the open market. The price reported above reflects the weighted average sale price per share of Common Stock purchased or sold, as applicable. The Reporting Persons undertake to provide the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased or sold, as applicable, at each separate price within the ranges set forth above.

EXHIBIT 1

JOINT FILING AGREEMENT

PURSUANT TO RULE 13D-1(K)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D may be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows that such information is inaccurate.

Dated: December 20, 2016

Clinton Group, Inc.

By:	/s/ George Hall
Name:	George Hall
Title:	President

/s/ George Hall
George Hall

/s/ Joseph A. De Perio
Joseph A. De Perio